Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK

Fourth Quarter 2024 Highlights

•	Sales increased 2% to $10.6 billion, in-line with global light vehicle production

•	Diluted earnings per share of $0.71 and Adjusted diluted earnings per share of $1.69, compared to $0.94 and $1.33, respectively

•	Generated $1.9 billion in cash from operating activities

•	Returned $335 million to shareholders through dividends and share repurchases

•	Raised quarterly cash dividend to $0.485 per share, marking our 15th consecutive year of fourth quarter increases

Outlook Highlights

•	2025 Sales expected to be between $38.6 billion and $40.2 billion, mainly reflecting negative impacts of foreign currency translation, lower light vehicle production and end of production of Jaguar assembly programs

•	2025 Adjusted EBIT Margin expected to be between 5.3% and 5.8%

•	Capital spending projected to normalize to historical levels beginning in 2025

•	2026 Sales expected to grow from 2025 to between $40.5 billion and $42.6 billion

•	2026 Adjusted EBIT Margin expected to expand to a range of 6.5%-7.2%

•	Expect Free Cash Flow of $1.5 billion or more by 2026

AURORA, Ontario, February 14, 2025 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2024.

“In 2024, we successfully drove margin expansion and increased cash flow generation through deliberate actions related to operational excellence, restructuring, reduced capital spending, and commercial recoveries. We achieved this despite continued industry headwinds, including lower vehicle volumes in key markets.

As we begin 2025, we remain focused on multiple activities to drive further margin expansion, strong free cash flow generation and increased return on investment.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	1

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2024	2023	2024	2023
Reported

Sales	$10,628	$10,454	$42,836	$42,797

Income from operations before income taxes	$381	$310	$1,542	$1,606

Net income attributable to Magna International Inc.	$203	$271	$1,009	$1,213

Diluted earnings per share	$0.71	$0.94	$3.52	$4.23

Non-GAAP Financial Measures(1)

Adjusted EBIT	$689	$558	$2,329	$2,238

Adjusted diluted earnings per share	$1.69	$1.33	$5.41	$5.49

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

THREE MONTHS ENDED DECEMBER 31, 2024

We posted sales of $10.6 billion for the fourth quarter of 2024, an increase of 2% over the fourth quarter of 2023, which compares to global light vehicle production that also increased 2%, including 2% and 10% higher production in North America and China, respectively, partially offset by 6% lower production in Europe. The increase in sales was primarily due to:

•	the launch of new programs during or subsequent to the fourth quarter of 2023;

•	higher engineering revenue;

•	the negative impact of the UAW labour strikes, which decreased fourth quarter 2023 sales by approximately $275 million; and

•	commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis.

These factors were partially offset by:

•	lower production on certain programs;

•	the end of production of certain programs;

•	lower complete vehicle assembly volumes, including on the Jaguar E-Pace and the end of production of the Fisker Ocean;

•	divestitures during 2024, which reduced sales by $62 million;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $43 million; and

•	net customer price concessions.

Adjusted EBIT increased to $689 million for the fourth quarter of 2024 compared to $558 million for the fourth quarter of 2023, primarily due to:

•	commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024;

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;

•	the negative impact of the UAW labour strikes during the fourth quarter of 2023;

•	higher equity income;

•	higher engineering margin on higher engineering sales; and

•	higher net transactional foreign exchange gains in the fourth quarter of 2024 compared to the fourth quarter of 2023.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	2

These were partially offset by:

•	reduced earnings on lower sales;

•	higher production input costs, net of customer recoveries;

•	lower tooling contribution;

•	higher net warranty costs of $29 million;

•	reduced earnings on lower assembly volumes;

•	provisions related to the insolvency of two Chinese OEMs during the fourth quarter of 2024; and

•	higher restructuring costs.

During the fourth quarter of 2024 Other Expense, net(2) and Amortization of acquired intangibles totaled $256 million (2023 - $195 million) and on an after-tax basis $279 million (2023 - $112 million), including Adjustments to Deferred Tax Valuation Allowances.

Income from operations before income taxes increased to $381 million for the fourth quarter of 2024 compared to $310 million in the fourth quarter of 2023. Excluding Other expense, net and Amortization of acquired intangibles from both periods, income from operations before income taxes increased $132 million in the fourth quarter of 2024 compared to the fourth quarter of 2023, largely reflecting the increase in Adjusted EBIT.

Net income attributable to Magna International Inc. was $203 million for the fourth quarter of 2024 compared to $271 million in the fourth quarter of 2023. Excluding Other expense, net, after tax, Amortization of acquired intangibles and Adjustments to Deferred Tax Valuation Allowances from both periods, net income attributable to Magna International Inc. increased $99 million in the fourth quarter of 2024 compared to the fourth quarter of 2023.

Diluted earnings per share were $0.71 in the fourth quarter of 2024, compared to $0.94 in the comparable period. Adjusted diluted earnings per share were $1.69, up $0.36 from $1.33 for the fourth quarter of 2023.

In the fourth quarter of 2024, we generated cash from operations before changes in operating assets and liabilities of $896 million and generated $1.01 billion in operating assets and liabilities. Investment activities included $709 million in fixed asset additions and $207 million in investments, other assets and intangible assets.

(2)  Other expense, net is comprised of Fisker Inc. [“Fisker”] related impacts (restructuring and impairment of assembly and production assets, the impairment of Fisker warrants, and the recognition of previously deferred revenue), revaluations of certain public company warrants and equity investments, restructuring activities, asset impairments and a gain on business combination, during the three and twelve months ended December 31, 2023 & 2024. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	3

YEAR ENDED DECEMBER 31, 2024

We posted sales of $42.8 billion for the year ended December 31, 2024, compared to $42.8 billion for the year ended December 31, 2023, a period in which global light vehicle production was substantially unchanged. Factors positively impacting sales include:

•	the launch of new programs during or subsequent to 2023;

•	acquisitions, net of divestitures, during or subsequent to 2023, which increased sales by $468 million;

•	the negative impact of the UAW labour strikes, which decreased 2023 sales by approximately $325 million;

•	higher engineering revenue;

•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis; and

•	customer price increases to partially recover certain higher production input costs.

These factors were substantially offset by:

•	lower production on certain programs;

•	the end of production of certain programs;

•	lower complete vehicle assembly volumes, including the end of production of the BMW 5-Series and Jaguar E-Pace;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $151 million; and

•	net customer price concessions.

Adjusted EBIT increased to $2.3 billion for the year ended December 31, 2024 compared to $2.2 billion for year ended December 31, 2023 primarily due to:

•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024;

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;

•	the negative impact of the UAW labour strikes during 2023; and

•	lower net engineering costs, including spending related to our electrification and active safety business.

These were partially offset by:

•	reduced earnings on lower assembly volumes;

•	higher production input costs net of customer recoveries;

•	reduced earnings on lower sales;

•	higher net warranty costs of $61 million;

•	higher restructuring costs; and

•	acquisitions, net of divestitures, during and subsequent to 2023.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	4

During the year ended December 31, 2024, income from operations before income taxes was $1.54 billion, net income attributable to Magna International Inc. was $1.01 billion and diluted earnings per share were $3.52, decreases of $64 million, $204 million, and $0.71, respectively, each compared to the year ended December 31, 2023.

During the year ended December 31, 2024, Adjusted diluted earnings per share decreased 1% to $5.41, compared to the year ended December 31, 2023.

During the year ended December 31, 2024, we generated cash from operations before changes in operating assets and liabilities of $2.95 billion and generated $681 million in operating assets and liabilities. Investment activities included $2.18 billion in fixed asset additions, a $617 million increase in investments, other assets and intangible assets, $86 million for acquisitions and $12 million in public and private equity investments.

RETURN OF CAPITAL TO SHAREHOLDERS AND OTHER MATTERS

We paid dividends of $133 million and $539 million for the three months and year ended December 31, 2024, respectively. In addition, we repurchased 4.6 million shares for $202 million and 4.7 million shares for $207 million, respectively, for the three months and year ended December 31, 2024.

Our Board of Directors declared a fourth quarter dividend of $0.485 per Common Share. This represents a 2% higher dividend, and our 15th consecutive year of fourth quarter dividend increases. The dividend is payable on March 14, 2025 to shareholders of record as of the close of business on February 28, 2025.

Our Board appointed Peter Sklar as an independent director. With nearly four decades of experience as a top-ranked equity research analyst at BMO Capital Markets, Peter brings extensive expertise in the automotive and investment sectors.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	5

2025 AND 2026 OUTLOOK

We typically provide Outlooks for the current year and two years hence. Recently, a number of industry challenges, including light vehicle production volatility, uncertain electric vehicle take-rates, OEM program recalibration actions, market share shifts and uncertain government policies have made forward-forecasting more difficult. As a result, we are providing a current year Outlook and, since we provided a 2026 Outlook last year, an updated 2026 Outlook.

Our current year Outlook is provided annually, with quarterly updates; our 2026 Outlook is provided below, but will not be updated quarterly. Our outlook does not incorporate any potential impact of the imposition of tariffs or changes in tariff rates, or any material unannounced acquisitions or divestitures.

2025 and 2026 Outlook Assumptions

	2025	2026
Light Vehicle Production (millions of units)
North America	15.1	15.4
Europe	16.6	17.0
China	29.7	30.8

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.69	U.S. $0.69
1 euro equals	U.S. $1.03	U.S. $1.03

2025 and 2026 Outlook

	2025	2026
Segment Sales
Body Exteriors & Structures	$15.7 - $16.3 billion	$16.8 - $17.6 billion
Power & Vision	$14.1 - $14.5 billion	$15.2 - $15.7 billion
Seating Systems	$5.3 - $5.6 billion	$5.3 - $5.7 billion
Complete Vehicles	$4.0 - $4.3 billion	$3.7 - $4.1 billion
Total Sales	$38.6 - $40.2 billion	$40.5 - $42.6 billion

Adjusted EBIT Margin(3)	5.3% - 5.8%	6.5% - 7.2%

Equity Income (included in EBIT)	$60 - $90 million	$65 - $110 million

Interest Expense, net	Approximately $210 million

Income Tax Rate(4)	Approximately 25%

Adjusted Net Income attributable to Magna(5)	$1.3 - $1.5 billion

Capital Spending	Approximately $1.8 billion

Notes:

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information.
(4)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.
(5)	Adjusted Net income attributable to Magna represents Net income excluding Other expense, net and Amortization of acquired intangible assets, net of tax.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	6

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2025 and 2026 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

KEY DRIVERS OF OUR BUSINESS

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ("OEM"), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: labour disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to consumer acceptance of EVs; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	7

Segment Analysis

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Body Exteriors & Structures

	For the three months ended December 31,
	2024	2023	Change
Sales	$4,067	$4,178	$(111)	-3%

Adjusted EBIT	$371	$280	$91	+33%

Adjusted EBIT as a percentage of sales (i)	9.1%	6.7%		+2.4%

(i)	Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

Sales for Body Exteriors & Structures decreased 3% or $111 million to $4.07 billion in the fourth quarter of 2024 compared to $4.18 billion in the fourth quarter of 2023. The decrease in sales was primarily due to:

•	lower production on certain programs;

•	the end of production of certain programs, including the Dodge Charger, Chevrolet Bolt EV and Ford Edge;

•	divestitures in 2024, which decreased sales by $67 million;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $21 million; and

•	net customer price concessions.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the fourth quarter of 2023;

•	including the Chevrolet Traverse & Buick Enclave, Jeep Wagoneer S, Chevrolet Equinox & Blazer EVs, and Chevrolet BrightDrop; and

•	the negative impact of the UAW labour strikes, which decreased fourth quarter 2023 sales by approximately $170 million, and commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis.

Adjusted EBIT increased $91 million to $371 million for the fourth quarter of 2024 compared to $280 million in the fourth quarter of 2023 and Adjusted EBIT as a percentage of sales increased to 9.1% from 6.7%. These increases were primarily due to:

•	commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis;

•	the negative impact of the UAW labour strikes during the fourth quarter of 2023;

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities; and

•	higher net transactional foreign exchange gains in the fourth quarter of 2024 compared to the fourth quarter of 2023.

These were partially offset by:

•	reduced earnings on lower sales;

•	provisions related to the insolvency of two Chinese OEMs during the fourth quarter of 2024;

•	higher restructuring costs; and

•	supply chain premiums, partially as a result of a supplier bankruptcy.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	8

Power & Vision

	For the three months ended December 31,
	2024	2023	Change
Sales	$3,786	$3,775	$11	—

Adjusted EBIT	$235	$231	$4	+2%

Adjusted EBIT as a percentage of sales	6.2%	6.1%		+0.1%

Sales for Power & Vision were substantially unchanged at $3.79 billion in the fourth quarter of 2024 compared to $3.78 billion in the fourth quarter of 2023. Factors increasing sales include:

•	the launch of new programs during or subsequent to the fourth quarter of 2023, including the Chevrolet Traverse & Buick Enclave, Mercedes Benz G-Class, Chevrolet Equinox & Blazer EVs, and Mercedes Benz E-Class;

•	the negative impact of the UAW labour strikes, which decreased fourth quarter 2023 sales by approximately $65 million; and

•	commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis.

These factors were offset by:

•	lower production on certain programs;

•	the end of production of certain programs, including the Fiat 500 and Dodge Charger;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased U.S. dollar sales by $15 million; and

•	net customer price concessions.

Adjusted EBIT increased $4 million to $235 million for the fourth quarter of 2024 compared to $231 million for the fourth quarter of 2023 and Adjusted EBIT as a percentage of sales increased to 6.2% from 6.1%. These increases were primarily due to:

•	improved margins from operational excellence and cost initiatives;

•	higher equity income;

•	the negative impact of the UAW labour strikes during the fourth quarter of 2023; and

•	lower net engineering costs, including spending related to our electrification and active safety business.

These were partially offset by:

•	higher production costs net of customer recoveries;

•	lower tooling contribution;

•	commercial items in the fourth quarters of 2024 and 2023, which had a net unfavourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024;

•	higher net warranty costs of $24 million; and

•	higher launch costs.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	9

Seating Systems

	For the three months ended December 31,
	2024	2023	Change
Sales	$1,511	$1,429	$82	+6%

Adjusted EBIT	$67	$44	$23	+52%

Adjusted EBIT as a percentage of sales	4.4%	3.1%		+1.3%

Sales for Seating Systems increased 6% or $82 million to $1.51 billion in the fourth quarter of 2024 compared to $1.43 billion in the fourth quarter of 2023. The increase in sales was primarily due to:

•	the launch of new programs during or subsequent to the fourth quarter of 2023, including the BYD Qin L, BYD Seal U DM-i, Audi A5, and Skoda Kodiaq;

•	the negative impact of the UAW labour strikes, which decreased fourth quarter 2023 sales by approximately $40 million;

•	customer input cost recoveries; and

•	commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis.

These factors were partially offset by:

•	the end of production of certain programs, including the Ford Edge, Chevrolet Bolt EV, and Skoda Superb;

•	lower production on certain programs, including the Jeep Grand Cherokee, Audi A3 and Changan Oushang Z6;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased U.S. dollar sales by $4 million; and

•	net customer price concessions.

Adjusted EBIT increased $23 million to $67 million for the fourth quarter of 2024 compared to $44 million for the fourth quarter of 2023 and Adjusted EBIT as a percentage of sales increased to 4.4% from 3.1%. These increases were primarily due to:

•	commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis;

•	the negative impact of the UAW labour strikes during the fourth quarter of 2023;

•	higher equity income;

•	lower net foreign exchange losses, primarily due to the weakening in 2023 of the Argentine peso against the U.S. dollar; and

•	lower net engineering costs.

These were partially offset by:

•	provisions related to the insolvency of a Chinese OEM during the fourth quarter of 2024; and

•	inefficiencies and other costs at certain underperforming facilities.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	10

Complete Vehicles

	For the three months ended December 31,
	2024	2023	Change
Complete Vehicle Assembly Volumes (thousands of units)	15.5	21.4	(5.9)	-28%

Sales	$1,402	$1,201	$201	+17%

Adjusted EBIT	$56	$43	$13	+30%

Adjusted EBIT as a percentage of sales	4.0%	3.6%		+0.4%

Sales for Complete Vehicles increased 17% or $201 million to $1.40 billion in the fourth quarter of 2024 compared to $1.20 billion in the fourth quarter of 2023 while assembly volumes decreased 28%. The increase in sales was primarily related to:

•	higher engineering revenue;

•	favourable program mix;

•	commercial items during the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis; and

•	customer input cost recoveries.

These factors were partially offset by:

•	lower assembly volumes, including on the Jaguar E-Pace and the end of production of the Fisker Ocean; and

•	a $4 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Adjusted EBIT increased $13 million to $56 million for the fourth quarter of 2024 compared to $43 million for the fourth quarter of 2023 and Adjusted EBIT as a percentage of sales increased to 4.0% from 3.6% primarily due to:

•	higher engineering margins on higher engineering sales; and

•	commercial items in the fourth quarters of 2024 and 2023, which had a net favourable impact on a year-over-year basis.

These factors were partially offset by:

•	partially offset by reduced earnings on lower assembly volumes;

•	higher production costs net of customer recoveries; and

•	higher launch, engineering and other costs.

Corporate and Other

Adjusted EBIT was a loss of $40 million for the fourth quarters of 2024 and 2023. Adjusted EBIT was favourably impacted by lower incentive compensation partially offset by higher restructuring costs.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	11

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Sales	$10,628	$10,454	$42,836	$42,797

Costs and expenses
Cost of goods sold	9,073	8,961	37,037	37,185
Selling, general and administrative	535	566	2,061	2,050
Depreciation	376	372	1,510	1,436
Amortization of acquired intangible assets	28	31	112	88
Interest expense, net	52	53	211	156
Equity income	(45)	(3)	(101)	(112)
Other expense, net [i]	228	164	464	388
Income from operations before income taxes	381	310	1,542	1,606
Income taxes	147	12	446	320
Net income	234	298	1,096	1,286
Income attributable to non-controlling interests	(31)	(27)	(87)	(73)
Net income attributable to Magna International Inc.	$203	$271	$1,009	$1,213

Earnings per Common Share:
Basic	$0.71	$0.95	$3.52	$4.24
Diluted	$0.71	$0.94	$3.52	$4.23

Cash dividends paid per Common Share	$0.475	$0.460	$1.900	$1.840

Weighted average number of Common Shares outstanding during the period [in millions]:
Basic	285.9	286.4	286.8	286.2
Diluted	285.9	286.6	286.9	286.6

[i]	See "Other expense, net" information included in this Press Release.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	12

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

	As at December 31, 2024	As at December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$1,247	$1,198
Accounts receivable	7,376	7,881
Inventories	4,151	4,606
Prepaid expenses and other	344	352
	13,118	14,037

Investments	1,045	1,273
Fixed assets, net	9,584	9,618
Operating lease right-of-use assets	1,941	1,744
Intangible assets, net	738	876
Goodwill	2,674	2,767
Deferred tax assets	819	621
Other assets	1,120	1,319
	$31,039	$32,255

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowing	$271	$511
Accounts payable	7,194	7,842
Other accrued liabilities	2,572	2,626
Accrued salaries and wages	867	912
Income taxes payable	192	125
Long-term debt due within one year	708	819
Current portion of operating lease liabilities	293	399
	12,097	13,234

Long-term debt	4,134	4,175
Operating lease liabilities	1,662	1,319
Long-term employee benefit liabilities	533	591
Other long-term liabilities	396	475
Deferred tax liabilities	277	184
	19,099	19,978

Shareholders' equity
Capital stock
Common Shares
[issued: 282,875,928; December 31, 2023 – 286,552,908]	3,359	3,354
Contributed surplus	149	125
Retained earnings	9,598	9,303
Accumulated other comprehensive loss	(1,584)	(898)
	11,522	11,884

Non-controlling interests	418	393
	11,940	12,277
	$31,039	$32,255

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	13

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$234	$298	$1,096	$1,286
Items not involving current cash flows	662	362	1,857	1,642
	896	660	2,953	2,928
Changes in operating assets and liabilities	1,014	918	681	221
Cash provided from operating activities	1,910	1,578	3,634	3,149

INVESTING ACTIVITIES
Fixed asset additions	(709)	(944)	(2,178)	(2,500)
Increase in investments, other assets and intangible assets	(207)	(189)	(617)	(562)
Acquisitions	—	(29)	(86)	(1,504)
Net cash inflow (outflow) from disposal of facilities	—	—	82	(48)
Increase (decrease) in public and private equity investments	10	(1)	(12)	(11)
Proceeds from dispositions	37	27	219	122
Cash used for investing activities	(869)	(1,136)	(2,592)	(4,503)

FINANCING ACTIVITIES
Issues of debt	11	16	778	2,083
(Decrease) increase in short-term borrowings	(506)	492	(182)	487
Repayments of debt	(18)	(627)	(815)	(644)
Issue of Common Shares on exercise of stock options	—	6	30	20
Tax withholdings on vesting of equity awards	(3)	(1)	(8)	(11)
Repurchase of Common Shares	(202)	(2)	(207)	(13)
Contributions to subsidiaries by non-controlling interests	—	11	—	11
Dividends paid to non-controlling interests	(10)	(25)	(46)	(74)
Dividends	(133)	(133)	(539)	(522)
Cash (used for) provided from financing activities	(861)	(263)	(989)	1,337

Effect of exchange rate changes on cash and cash equivalents	6	(3)	(4)	(19)

Net increase (decrease) in cash, cash equivalents during the period	186	176	49	(36)
Cash and cash equivalents, beginning of period	1,061	1,022	1,198	1,234
Cash and cash equivalents, end of period	$1,247	$1,198	$1,247	$1,198

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	14

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of ongoing operating profit or loss. For the years ended December 31, 2024 and 2023, Other expense, net consists of:

		Three months ended		Year ended
		December 31,		December 31,
		2024	2023	2024	2023
Impacts related to Fisker Inc. [“Fisker”]	[a]	$52	$93	$198	$110
Restructuring activities	[b]	94	66	187	148
Impairments	[c]	79	—	79	—
Investments	[d]	3	5	9	91
Gain on business combination	[e]	—	—	(9)	—
Veoneer Active Safety Business transaction costs	[f]	—	—	—	23
Operations in Russia	[g]	—	—	—	16
		$228	$164	$464	$388

[a]	Impacts related to Fisker

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Impairment and supplier related settlements	$43	$—	$330	$—
Fisker Warrants	—	93	33	110
Recognition of deferred revenue	—	—	(196)	—
Restructuring	9	—	31	—
Total	$52	$93	$198	$110

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result, during 2024 the Company recorded impairment charges on its Fisker related assets, as well as charges for supplier settlements and restructurings. In the course of such bankruptcy proceedings, during the third quarter of 2024, its manufacturing agreement for the Fisker Ocean SUV was terminated and as a result the Company recognized $196 million of previously deferred revenue related to its Fisker warrants.

Impairment and supplier related settlements

During 2024, the Company recorded a $279 million [$219 million after tax] impairment charge on its Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. Subsequent to the first quarter of 2024, the Company recorded $51 million [$38 million] of charges in connection with impairments and supplier settlements, including $43 million [$32 million after tax] in the fourth quarter of 2024. For 2024, charges related to impairments, purchase obligations and supplier settlements totaled $330 million [$257 million after tax].

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	15

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

The following table summarizes the net asset impairments and supplier settlements for the year ended December 31, 2024, by segment:

	Body
	Exteriors &	Power &	Seating	Complete
	Structures	Vision	Systems	Vehicles	Total
Accounts receivable	$3	$4	$2	$14	$23
Inventories	5	52	8	2	67
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	—	—	(10)	(15)
Operating lease right-of-use assets	1	—	1	—	2
	5	159	16	99	279
Supplier Settlements	4	41	6	—	51
	$9	$200	$22	$99	$330

Fisker warrants

In 2020, Fisker issued 19.5 million penny warrants to the Company to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During the first quarter of 2024, Magna recorded a $33 million [$25 million after tax] impairment charge on these warrants, reducing the value of the warrants to nil. For the three month and twelve month periods ended December 31, 2023, the Company recorded revaluation losses on these warrants of $93 million [$70 million after tax] and $110 million [$83 million after tax], respectively.

Recognition of deferred revenue

When the warrants were issued and the vesting provisions realized, the Company recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities and a portion of this deferred revenue was previously recognized in income as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and the Company recognized the remaining $196 million of deferred revenue into income.

Restructuring

For the three month and twelve month periods ended December 31, 2024, the Company recorded restructuring charges of $9 million [$7 million after tax] and $31 million [$24 million after tax], respectively, in its Complete Vehicles segment in connection with its Fisker related assembly operations.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	16

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE, NET (CONTINUED)

[b]	Restructuring activities

The company recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America.

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Power & Vision	$49	$57	$104	$117
Complete Vehicles	29	—	55	—
Body Exteriors & Structures	16	9	28	31
Other expense, net	94	66	187	148
Tax effect	(12)	(6)	(28)	(24)
Net loss attributable to Magna	$82	$60	$159	$124

[c]	Impairments

For the twelve months ended December 31, 2024, the Company recorded impairment charges of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European lighting facilities in its Power & Vision segment.

[d]	Investments

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Non-cash impairment charge [i]	$13	$5	$13	$90
Revaluation of public and private equity investments	1	—	13	1
Revaluation of public company warrants [ii]	(11)	—	(17)	—
Other expense, net	3	5	9	91
Tax effect	3	(1)	3	(1)
Net loss attributable to Magna	$6	$4	$12	$90

[i]	The non-cash impairment charge relates to the impairment of a private equity investment.

[ii]	The revaluation of Fisker warrants previously presented within Revaluation of public company warrants has now been presented within Impacts related to Fisker.

[e]	Gain on business combination

During the second quarter of 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

[f]	Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business [“Veoneer AS”].

[g]	Operations in Russia

During the third quarter of 2023, the Company completed the sale of all of its investments in Russia resulting in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	17

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In July 2024, a supplier filed a claim against the Company for alleged damages arising from de-sourcing of its component on one OEM customer’s applications, as well as volume shortfalls on another OEM customer’s applications containing the component. The supplier also filed multiple patent infringement claims related to the de-sourced component. On December 26, 2024, the Company and the supplier agreed to a global settlement of these claims, providing for: 1) the withdrawal of the current court proceedings and claims in exchange for payment by the Company of €50 million in 2024, and €25 million for each of 2025 and 2026; 2) royalty payments by the Company for its current and future use of the supplier’s patents; and 3) other covenants intended to prevent litigation and resolve any future disputes between the parties.

In December 2023, the Company received a notification [the “Notification Letter”] from a customer informing the Company as to the customer’s initial determination that one of the Company’s operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered a negotiation period regarding financial allocation of the total costs for the two recalls, which remains ongoing. In the event such negotiations are not concluded successfully, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer’s specifications, and accordingly, is vigorously contesting the customer’s determination. Magna does not currently anticipate any material liabilities.

SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other expense, net.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	18

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company's reporting segments: See Non-GAAP Financial Measures section for a reconciliation of Adjusted EBIT to the Company’s consolidated net income.

	Three months ended December 31, 2024
					Equity	Fixed
	Total	External	Adjusted		(income)	asset
	sales	sales	EBIT [ii]	Depreciation	loss	additions
Body Exteriors & Structures	$4,067	$3,999	$371	$183	$(2)	$435
Power & Vision	3,786	3,716	235	141	(33)	201
Seating Systems	1,511	1,509	67	25	(9)	46
Complete Vehicles	1,402	1,395	56	20	(2)	22
Corporate & Other [i]	(138)	9	(40)	7	1	5
Total Reportable Segments	$10,628	$10,628	$689	$376	$(45)	$709

	Three months ended December 31, 2023
					Equity	Fixed
	Total	External	Adjusted		loss	asset
	sales	sales	EBIT [ii]	Depreciation	(income)	additions
Body Exteriors & Structures	$4,178	$4,116	$280	$178	$1	$633
Power & Vision	3,775	3,716	231	132	1	242
Seating Systems	1,429	1,425	44	27	—	44
Complete Vehicles	1,201	1,192	43	25	(5)	20
Corporate & Other [i]	(129)	5	(40)	10	—	5
Total Reportable Segments	$10,454	$10,454	$558	$372	$(3)	$944

	Year ended December 31, 2024
					Equity	Fixed
	Total	External	Adjusted		(income)	asset
	sales	sales	EBIT [ii]	Depreciation	loss	additions
Body Exteriors & Structures	$16,999	$16,745	$1,283	$731	$(4)	$1,338
Power & Vision	15,391	15,132	810	572	(70)	644
Seating Systems	5,800	5,787	223	98	(24)	112
Complete Vehicles	5,186	5,155	130	83	(7)	59
Corporate & Other [i]	(540)	17	(117)	26	4	25
Total Reportable Segments	$42,836	$42,836	$2,329	$1,510	$(101)	$2,178

	Year ended December 31, 2023
					Equity	Fixed
	Total	External	Adjusted		loss	asset
	sales	sales	EBIT [ii]	Depreciation	(income)	additions
Body Exteriors & Structures	$17,511	$17,199	$1,304	$716	$4	$1,638
Power & Vision	14,305	14,052	668	510	(107)	664
Seating Systems	6,047	6,027	218	89	(3)	108
Complete Vehicles	5,538	5,502	124	100	(8)	65
Corporate & Other [i]	(604)	17	(76)	21	2	25
Total Reportable Segments	$42,797	$42,797	$2,238	$1,436	$(112)	$2,500

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]	Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. The chief operating decision maker uses consolidated expense information as included within Adjusted EBIT to manage segment operations.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	19

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

NON-GAAP FINANCIAL MEASURES

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Net income	$234	$298	$1,096	$1,286
Add:
Amortization of acquired intangible assets	28	31	112	88
Interest expense, net	52	53	211	156
Other expense, net	228	164	464	388
Income taxes	147	12	446	320
Adjusted EBIT	$689	$558	$2,329	$2,238

The following table reconciles Net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Net income attributable to Magna International Inc.	$203	$271	$1,009	$1,213
Add (deduct):
Amortization of acquired intangible assets	28	31	112	88
Tax effect on Amortization of acquired intangibles assets	(6)	(6)	(23)	(17)
Other expense, net	228	164	464	388
Tax effect on Other expense, net	(22)	(30)	(62)	(53)
Adjustments to Deferred Tax Valuation Allowances [i]	51	(47)	51	(47)
Adjusted net income attributable to Magna International Inc.	$482	$383	$1,551	$1,572
Diluted weighted average number of Common Shares outstanding during the period (millions):	285.9	286.6	286.9	286.6
Adjusted diluted earnings per share	$1.69	$1.33	$5.41	$5.49

[i]	The Company records quarterly adjustments to the valuation allowance against its deferred tax assets in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is a reduction to income tax expense. [‘‘Adjustments to Deferred Tax Valuation Allowances’’].

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	20

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items, however, may be significant.

This press release, together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements, are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at http://www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our year ended December 31, 2024 results and 2025 and 2026 Outlook on Friday, February 14, 2024 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-715-9871. International callers should use 1-646-307-1963. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, full year results, outlook, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com │ 905.726.7108

ABOUT MAGNA INTERNATIONAL (6)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 170,000(7) employees across 341 manufacturing operations and 106 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(6)	Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(7)	Number of employees includes over 158,000 employees at our wholly owned or controlled entities and over 12,000 employees at certain operations accounted for under the equity method.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	21

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•  Light vehicle sales levels

•  Production disruptions, including as a result of labour disruptions

•  Supply disruptions

•  Free trade arrangements and tariffs

•  Relative currency values

•  Commodities prices

•  Availability and relative cost of skilled labour

Total Sales Segment Sales

•  Same risks as for Light Vehicle Production above

•  North American electric vehicle program deferrals, cancellations and volume reductions

•  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production

•  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production

•  Alignment of our product mix with production demand

•  Customer concentration

•  Uncertain pace of EV adoption

•  Shifts in market shares among vehicles or vehicle segments

•  Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin, Interest Expense, net, Adjusted Net Income Attributable to Magna, Income Tax Rate, and Capital Spending

•  Same risks as for Total Sales and Segment Sales above

•  Successful execution of critical program launches

•  Operational underperformance

•  Product warranty/recall risk

•  Restructuring costs

•  Impairments

•  Inflationary pressures

•  Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs

•  Price concessions

•  Risks of conducting business with newer EV-focused OEMs

•  Commodity cost volatility

•  Scrap steel price volatility

•  Higher labour costs

•  Tax risks

•  Acquisition integration and synergies

Equity Income

•  Same risks as Adjusted EBIT Margin, Interest Expense, net, Adjusted Net Income Attributable to Magna, Income Tax Rate, and Capital spending above

•  Risks related to conducting business through joint ventures

•  Risks of doing business in foreign markets

•  Legal and regulatory proceedings

•  Changes in laws

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	22

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•  threats to free trade agreements;

•  international trade disputes;

•  interest rates;

•  geopolitical risks;

Risks Related to the Automotive Industry

•  North American electric vehicle program deferrals, cancellation and volume reductions;

•  economic cyclicality;

•  regional production volume declines;

•  deteriorating vehicle affordability;

•  uncertain pace of EV adoption;

•  intense competition;

Strategic Risks

•  evolution of the vehicle;

•  evolving business risk profile;

•  technology and innovation;

•  investments in mobility and technology companies;

Customer-Related Risks

•  customer concentration;

•  market shifts;

•  growth of EV-focused OEMs;

•  risks of conducting business with newer EV-focused OEMs;

•  dependence on outsourcing;

•  customer cooperation and consolidation;

•  consumer take rate shifts;

•  customer purchase orders;

•  potential OEM production-related disruptions;

Supply Chain Risks

•  suppler claims;

•  supply chain disruptions;

•  regional energy supply and pricing;

•  supply base condition;

Manufacturing/Operational Risks

•  product launch;

•  operational underperformance;

•  restructuring costs;

•  impairments;

•  skilled labour attraction/retention;

•  leadership expertise and succession;

Pricing Risks

•  quote/pricing assumptions;

•  customer pricing pressure/contractual arrangements;

•  commodity price volatility;

•  scrap steel/aluminum price volatility;

Warranty/Recall Risks

•  repair/replace costs;

•  warranty provisions;

•  product liability;

Climate Change Risks

•  transition risks and physical risks;

•  strategic and other risks;

IT Security/Cybersecurity Risks

•  IT/cybersecurity breach;

•  product cybersecurity;

Acquisition Risks

•  inherent merger and acquisition risks;

•  acquisition integration and synergies;

Other Business Risks

•  joint ventures;

•  intellectual property;

•  risks of doing business in foreign markets;

•  relative foreign exchange rates;

•  returns on capital investments;

•  financial flexibility;

•  credit ratings changes;

•  stock price fluctuation;

Legal, Regulatory and Other Risks

•  legal and regulatory proceedings;

•  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

MAGNA ANNOUNCES FOURTH QUARTER 2024 RESULTS AND 2025 OUTLOOK	CONNECT WITH MAGNA	23